SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Great Elm Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39036P209

(CUSIP Number)

Todd Wiench

Imperial Capital Asset Management, LLC

10100 Santa Monica Blvd., Suite 2400

Los Angeles, California 90067

(310) 246-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,163,098*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,163,098*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,163,098*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

Includes 1,843,211 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) underlying a 5.0% Convertible Senior PIK Notes due 2030 (“Note”) issued by the Issuer pursuant to a Securities Purchase Agreement, dated as of February 26, 2020, by and among the Issuer and the investors named therein (the “Securities Purchase Agreement”).

CUSIP No. 39036P209	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Long Ball Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,163,098*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,163,098*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,163,098*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 1,843,211 shares of Common Stock underlying a Note issued by the Issuer pursuant to the Securities Purchase Agreement.

CUSIP No. 39036P209	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Jason Reese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,163,098*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,163,098*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,163,098*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*	Includes 1,843,211 shares of Common Stock underlying a Note issued by the Issuer pursuant to the Securities Purchase Agreement.

CUSIP No. 39036P209	Page 4 of 7 Pages

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Initial 13D”; together with this Amendment, this “Schedule 13D”) relating to the Common Stock of Great Elm Capital Group, Inc., a Delaware corporation (the “Issuer”), filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2019, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Imperial Capital Asset Management, LLC (“ICAM”), a Delaware limited liability company;

•	Long Ball Partners, LLC (“Long Ball”), a Delaware limited liability company;

•	Jason Reese, a citizen of the United States of America and director and Executive Co-Chairman of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

Pursuant to the Securities Purchase Agreement (defined below), the Reporting Persons used $6,400,000.00 of working capital of Long Ball to purchase a Note (as defined in Item 4) issued by the Issuer to Long Ball, as described in Item 4 herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Securities Purchase Agreement

On February 26, 2020, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain accredited investors (collectively, the “Investors”) pursuant to which the Issuer issued $30.0 million aggregate principal amount of its 5.0% Convertible Senior PIK Notes due 2030 (the “Notes”) of which Long Ball purchased $6.4 million. The Notes were sold in a private placement pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D under the Securities Act.

The Issuer intends to use the net proceeds from the offering for general corporate purposes, to fund future acquisitions and to pay related transaction fees and expenses.

The Notes bear interest at a fixed rate of 5.0% per annum, payable semiannually in arrears on June 30 and December 31 of each year, beginning on June 30, 2020. Interest will be paid in kind or in cash at the option of the Issuer. The Notes will mature on February 26, 2030 (the “Maturity Date”), unless earlier converted or repurchased.

CUSIP No. 39036P209	Page 5 of 7 Pages

Except as set forth below, each Investor has the right, at the Investor’s option, to convert all or any portion (if the portion to be converted is $1,000 principal amount or an integral multiple thereof) of such Note at any time prior to the close of business on the second business day immediately preceding the Maturity Date into common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) at a conversion price of $3.4722 per share. Upon conversion of any Note, the Issuer will pay or deliver, as the case may be, to the converting Investor, in respect of each $1,000 principal amount of Notes being converted, shares of Common Stock equal to the conversion rate (the “Conversion Shares”) in effect on the conversion date, together with cash, if applicable, in lieu of delivering any fractional share of Common Stock. The conversion price will be subject to adjustment in certain circumstances described in the Notes. Subject to the terms of the Notes, the Issuer may satisfy any conversion request received at or prior to July 1, 2020 in cash.

If the Issuer undergoes a Fundamental Change (as defined in the Notes), subject to certain conditions, the Investors may require the Issuer to repurchase for cash all or part of their Notes in integral multiples of $1,000. The Fundamental Change Repurchase Price (as defined in the Notes) will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Repurchase Date (as defined in the Notes).

The Issuer may, subject to compliance with the terms of the Notes, effect the conversion of some or all of the Notes into shares of Common Stock, subject to certain liquidity and pricing requirements, as specified in the Notes.

The Notes provide the Investors with the right to purchase additional Notes on the terms described therein in the event the Company (i) conducts an offering or (ii) issues to all or substantially all of its holders of Common Stock any rights (other than rights under any stockholder rights plan), options or warrants. The Notes provide for customary events of default.

The foregoing summaries of the Securities Purchase Agreement and the Notes do not purport to be a complete description and are subject to, and qualified in their entirety by, the full text of the Securities Purchase Agreement and the Notes, respectively, forms of which are filed as Exhibit 99.2 and Exhibit 99.3, respectively, to this Amendment and are incorporated herein by reference.

Registration Rights Agreement

In connection with the Securities Purchase Agreement, on February 26, 2020, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors, pursuant to which the Issuer granted the Investors customary registration rights with respect to the registration of the shares of Common Stock issuable upon conversion of the Notes.

The foregoing summary of the Registration Rights Agreement does not purport to be a complete description and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, a form of which is filed as Exhibit 99.4 to this Amendment and is incorporated herein by reference.

CUSIP No. 39036P209	Page 6 of 7 Pages

Appointment of Jason Reese as Director and Executive Co-Chairman

On February 26, 2020, the Issuer’s appointed Jason Reese as director and Executive Co-Chairman of its board of directors (the “Board”). Mr. Reese will be eligible for re-election along with all of the Issuer’s existing directors at the Issuer’s 2020 Annual Meeting of Stockholders.

General

The Reporting Persons purchased the Common Stock and Notes to acquire a strategic minority interest in the Issuer. Consistent with this purpose, the Reporting Persons may communicate with other stockholders from time to time with respect to operational, strategic, financial, governance, or other matters and otherwise work with management and the Board with a view to maximizing stockholder value. These communications from time to time may include confidential discussions with, and/or confidential proposals to, the Board and/or members of management regarding the potential acquisition of, or other strategic alternatives involving, the Issuer or additional securities of the Issuer. The Reporting Persons may seek to acquire additional securities of the Issuer (which may include securities rights and securities exercisable or convertible into securities of Issuer), to dispose of all or a portion of the securities of the Issuer owned by them, or otherwise to engage in hedging or similar transactions with respect to securities of Issuer. Any such transaction that any Reporting Person may pursue may be made at any time and from time to time without prior notice, and may be through open market transactions, block trades, private arrangements or otherwise. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as otherwise set forth in this Amendment, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

To the extent required by Item 4 of Schedule 13D, the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 39036P209	Page 7 of 7 Pages

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are based on 25,429,897 shares of Common Stock outstanding as of February 26, 2020, which number the Issuer provided in the Securities Purchase Agreement.

(c) Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information in Item 4 is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit No.	Description

99.1*	Joint Filing Agreement of the Reporting Persons, dated as of May 5, 2019, among the Reporting Persons.

99.2	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 2, 2020).

99.3	Form of 5.0% Convertible Senior PIK Notes due 2030 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 2, 2020).

99.4	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 2, 2020).

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2020

Long Ball Partners, LLC

By: Imperial Capital Asset Management, LLC its Managing Member

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Imperial Capital Asset Management, LLC

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Jason Reese

/s/ Jason Reese